 **EPIC CORP**

1623 Tradewinds Lane
Newport Beach, CA, 92660
(866) 737-1413
FAX: (949) 548-7005
rtucker@epiccor.com

January 23, 2015

Mr. John Reynolds
Mr. Ronald E. Alper
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd.
  Form 1 – A Offering Statement (File No. 24-10416) – Request For Acceleration

Dear Mr. Alper:

RX Healthcare Systems, Ltd., does hereby request acceleration of the qualified date of the pending offering statement prior to 5:00 p.m. Eastern Daylight Time on January 28 2015, or as soon thereafter as is practical.

The Company understands the following:

1.   That should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.   The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.   The company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would like to thank you for your kind assistance in the process for the qualification of our Offering Statement. It is sincerely appreciated.

Respectively submitted,
RX Healthcare Systems, Ltd.

Ronald S. Tucker
Chief Executive Officer